UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Critical Path, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

      22674V 10 0
(CUSIP Number)

Adam M. Fox, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 11 sequentially numbered pages

CUSIP No. 22674V 10 0	Page 2 of 11 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Peter Kellner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,451,896
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,451,896
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.85%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 22674V 10 0	Page 3 of 11 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richmond CP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,451,896
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,451,896
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.85%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 22674V 10 0	Page 4 of 11 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richmond I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 696,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 696,056
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.85%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 22674V 10 0	Page 5 of 11 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richmond III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,993,032
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,993,032
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,993,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.79%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 22674V 10 0	Page 6 of 11 pages

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on February 4, 2004 (the "Original Schedule 13D") by Peter Kellner ("Mr. Kellner") and Richmond I, LLC, a Delaware limited liability company ("Richmond I"), relating to the shares of common stock, par value $0.001 per share, of Critical Path, Inc., a Delaware corporation (the "Company"), as subsequently amended by Amendment No. 1/A, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, each filed with the Securities and Exchange Commission on December 12, 2006 ("Amendment No. 1/A," "Amendment No. 2," "Amendment No. 3," and "Amendment No. 4," respectively), by Mr. Kellner, Richmond I and Richmond III, LLC, a Delaware limited liability company ("Richmond III" and, collectively with Mr. Kellner, Richmond CP LLC, a Delaware limited company ("Richmond CP"), and Richmond I, the "Reporting Persons"). This Amendment No. 5 amends Items 2-7 of the Original Schedule 13D, as amended by Amendment No. 1/A, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

Item 2.      Identity and Background.

(a), (b)	Peter Kellner
c/o Richmond Management, LLC
645 Madison Avenue, 20th Floor
New York, New York 10022

(c) Mr. Kellner's principal occupation is to act as a private investor. Richmond CP, Richmond I and Richmond III each is a Delaware limited liability company, and its principal business is that of a private investment limited liability company. Mr. Kellner has voting and dispositive power over Richmond CP, Richmond I and Richmond III.

(d), (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kellner is a citizen of the United States of America. Richmond CP, Richmond I and Richmond III each is a Delaware limited liability company.

CUSIP No. 22674V 10 0	Page 7 of 11 pages

Item 3.     Source and Amount of Funds or Other Considerations

The securities of the Company beneficially owned by the Reporting Persons have been acquired for investment purposes from Mr. Kellner's personal funds, from Richmond I's or Richmond III's working capital or from the working capital or personal funds of the investors of Richmond CP other than Mr. Kellner, Richmond I and Richmond III.

Item 4.    Purpose of Transaction

Item 4 is hereby amended by inserting the following at the end thereof:

On December 5, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with CP Holdco, LLC, a Delaware limited liability company ("Parent"), and CP Merger Co., a California corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a subsidiary of Parent (the "Merger"). Parent is owned by (i) certain affiliates of General Atlantic LLC (collectively, the "GA Shareholders"), (ii) Campina Enterprises Limited and Cenwell Limited (collectively, the "CK Shareholders") and (iii) Richmond CP.

In connection with the Merger, the Company will amend and restate its amended and restated articles of incorporation and, immediately after the effective time of the Merger, consummate a recapitalization (the "Recapitalization") consisting of, among other things, (i) the exchange of all of the Company's outstanding 13.9% promissory notes due June 30, 2008 for shares of common stock of the surviving corporation of the Merger at a price per share equal to the $0.102 per share (the "Merger Consideration") and the cancellation of all outstanding warrants to purchase shares of Series F redeemable convertible preferred stock, pursuant to a Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, the GA Shareholders, Campina Enterprises Limited and Richmond CP, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein, (ii) a 70,000-to-1 reverse stock split of the Series E convertible preferred stock and the cash out of all fractional shares of Series E convertible preferred stock resulting from such reverse split, on an as-if-converted to Common Stock basis, at a per share price equal to the Merger Consideration and (iii) the conversion, upon the election of holders of a majority of the then outstanding shares of Series E convertible preferred stock, of all of the then outstanding Series E convertible preferred stock into shares of common stock of the surviving corporation of the Merger.

Concurrently with the execution of the Merger Agreement and as a condition and inducement to Parent and Merger Sub entering into the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of December 5, 2007 (the "Voting Agreement") pursuant to which (i) the Reporting Persons agreed to vote all of their shares of Common Stock and Series E convertible preferred stock in favor of approving and adopting the Merger Agreement and the transactions contemplated therein and (ii) agreed to certain restrictions on their ability to transfer any such shares of Common Stock or Series E convertible preferred stock or convert any such shares of Series E convertible preferred stock. A copy of the Voting Agreement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

CUSIP No. 22674V 10 0	Page 8 of 11 pages

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Conversion and Contribution Agreement with Parent, dated as of December 5, 2007 (the "Conversion and Contribution Agreement") pursuant to which Richmond CP agreed to contribute its shares of Common Stock to Parent prior to the effective time of the Merger in exchange for units of membership interest in Parent. A copy of the Conversion and Contribution Agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The descriptions of the Note Exchange Agreement, the Voting Agreement and the Conversion and Contribution Agreement and the transactions contemplated thereby herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements attached as Exhibits 99.1, 99.2 and 99.3 hereto and incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

(a) and (b) Based on the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007, there were 37,682,065 shares of Common Stock issued and outstanding as of November 1, 2007.

Mr. Kellner beneficially owns 6,451,896 shares of Common Stock, representing approximately 15.85% of the issued and outstanding shares of Common Stock, all of which are beneficially owned by Richmond CP, for which Mr. Kellner is the managing member, and of which 696,056 and 2,314,452 shares of Common Stock are beneficially owned by Richmond I and Richmond III, respectively, representing approximately 1.85% and 5.79%, respectively, of the issued and outstanding shares of Common Stock. Of the amount of shares beneficially owned by Mr. Kellner, Richmond CP and Richmond III, 321,420 are issuable upon conversion of shares of Series F preferred stock of the Company issuable upon currently exercisable warrants (which, for reporting purposes, excludes any shares of Common Stock issuable upon conversion of Series F redeemable convertible preferred stock attributable to the accretion of dividends on such shares of Series F redeemable convertible preferred stock) and 1,993,032 are issuable upon conversion of 1,666,666 shares of Series E convertible preferred stock of the Company. The Reporting Persons have sole voting and dispositive power with respect to such shares.

As a result of the agreements described in Item 4 and Item 6, the Reporting Persons, the GA Shareholders and the CK Shareholders may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; however, the Reporting Persons expressly disclaim being such a group with the GA Shareholders and the CK Shareholders and neither the filing of this Amendment nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by the GA Shareholders, the CK Shareholders and/or any of their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 22674V 10 0	Page 9 of 11 pages

(c) Mr. Kellner, Richmond I and Richmond III agreed to transfer all securities of the Company beneficially owned by them to Richmond CP on December 5, 2007. In addition, relatives and related entities to Mr. Kellner agreed to transfer all securities of the Company beneficially owned by them, totaling 1,269,468 shares of Common Stock and 717,717 shares of Common Stock issuable upon conversion of shares of Series E convertible preferred stock of the Company in the aggregate, to Richmond CP on December 5. 2007. Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the past 60 days from December 5, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.      Material to be filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1:	Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, the GA Shareholders, Campina Enterprises Limited and Richmond CP LLC.

Exhibit 99.2:	Voting Agreement, dated as of December 5, 2007, by and among Parent and the Voting Agreement Signatories.

Exhibit 99.3:	Conversion and Contribution Agreement, dated as of December 5, 2007, by and among Parent and the Contributing Shareholders.

Exhibit A	Agreement of Joint Filing, dated December 10, 2007, by and among Peter Kellner, Richmond CP LLC, Richmond I, LLC and Richmond III, LLC

CUSIP No. 22674V 10 0	Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2007
/s/ PETER KELLNER

PETER KELLNER

RICHMOND CP LLC

	By:	/s/ PETER KELLNER
Peter Kellner, Managing Director

RICHMOND I, LLC

	By:	/s/ PETER KELLNER
Peter Kellner, Managing Director

RICHMOND III, LLC

	By:	/s/ PETER KELLNER
Peter Kellner, Managing Director

CUSIP No. 22674V 10 0	Page 11 of 11 pages

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Critical Path, Inc., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 10th day of December 2007.

Dated: December 10, 2007
/s/ PETER KELLNER

PETER KELLNER

RICHMOND CP LLC

	By:	/s/ PETER KELLNER
Peter Kellner, Managing Director

RICHMOND I, LLC

	By:	/s/ PETER KELLNER
Peter Kellner, Managing Director

RICHMOND III, LLC

	By:	/s/ PETER KELLNER
Peter Kellner, Managing Director